Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated February 20, 2025

Relating to Preliminary Prospectus Supplement dated February 20, 2025 and

Prospectus dated February 7, 2023

Registration No. 333-269628

Oaktree Specialty Lending Corporation

$300,000,000

6.340% Notes due 2030

PRICING TERM SHEET

February 20, 2025

The following sets forth the final terms of the 6.340% Notes due 2030 and should only be read together with the preliminary prospectus supplement dated February 20, 2025, together with the accompanying prospectus dated February 7, 2023 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oaktree Specialty Lending Corporation

Security:	6.340% Notes due 2030

Expected Ratings (Moody’s / Fitch)*:	Baa3 (Negative)/ BBB- (Stable)

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	February 20, 2025

Settlement Date**:	February 27, 2025 (T+5)

Maturity Date:	February 27, 2030

Interest Payment Dates:	February 27 and August 27, commencing August 27, 2025

Record Dates:	February 12 and August 12, as the case may be, immediately preceding the relevant interest payment date

Price to Public (Issue Price):	99.992%

Coupon (Interest Rate):	6.340%

Yield to Maturity:	6.342%

Spread to Benchmark Treasury:	+200 basis points

Benchmark Treasury:	4.250% due January 31, 2030

Benchmark Treasury Price and Yield:	99-19 and 4.342%

Optional Redemption:	Prior to January 27, 2030 (one month prior to the maturity date of the Notes), or the Par Call Date, Oaktree Specialty Lending Corporation (“OCSL”) may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 30 basis points less (b) interest accrued to the date of redemption; and

•  100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the Par Call Date, OCSL may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	67401P AE8 / US67401PAE88

Joint Book-Running Managers:	SMBC Nikko Securities America, Inc.
BNP Paribas Securities Corp.
ING Financial Markets LLC
Wells Fargo Securities, LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC

Co-Managers:	KeyBanc Capital Markets Inc.
First Citizens Capital Securities, LLC
Keefe, Bruyette & Woods, Inc.
R. Seelaus & Co., LLC
B. Riley Securities, Inc.
Blaylock Van, LLC
Citizens JMP Securities, LLC
Jefferies LLC
Oppenheimer & Co. Inc.

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Oaktree Specialty Lending Corporation expects that delivery of the Notes will be made against payment therefor on or about February 27, 2025, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to one business day prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Oaktree Specialty Lending Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Oaktree Specialty Lending Corporation and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Oaktree Specialty Lending Corporation and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Oaktree Specialty Lending Corporation has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents Oaktree Specialty Lending Corporation has filed with the SEC for more complete information about Oaktree Specialty Lending Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oaktree Specialty Lending Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it by calling SMBC Nikko Securities America, Inc. at 1-212-224-5135, BNP Paribas Securities Corp. at 1-800-854-5674, ING Financial Markets LLC at 1-877-446-4930 or Wells Fargo Securities, LLC at 1-800-645-3751.